UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

First half results for 2010

BBVA reports net profit of €2.5 billion, solidifying its position as one of
Europe’s soundest and most solvent banks

&#-3880; Record income: From April to June, BBVA generated a record gross income of
€5.58 billion due to a business model focused on long-term customer relationships, which continues to bear fruit despite the crisis.

&#-3880; Diversification: 46% of gross income derived from emerging markets with solid growth prospects.

&#-3880; Stronger provisions: Strong operating results allowed the bank to make a voluntary contribution to generic provisions totaling €250 million.

&#-3880; Excellent risk management: The NPA ratio (4.2%) remains stable, decreasing slightly for the first time since 2006 with improvements in Mexico, Spain and the U.S. Coverage increases two percentage points to 61%.

&#-3880; Solvency: Despite an adverse environment, BBVA passed the “stress tests” as one of the top banks. Furthermore, S&P confirmed its ratings.

&#-3880; Liquidity: Markets remain open to BBVA. The Group has issued €7.6 billion in long-term debt and added €19.4 billion of deposits from the retail market.

&#-3880; Capital: The bank organically generated an additional 20 basis points of capital, maintaining the core capital ratio at 8.1%.

&#-3880; Business activity: Lending increased 4% and funding was up 2%.

&#-3880; Spain: Over the last year, BBVA’s market share related to lending increased
(up 21 basis points), principally mortgages (up 22 basis points).

&#-3880; Net attributable profit: Reaches €2.53 billion in the first half of 2010 (down
9.7%) with significant contributions from all areas: Spain & Portugal (€1.19 billion), Mexico (€798M), WB&AM (€532M), South America (€453M) and United States
(€144M).

&#-3880; Dividend: BBVA maintains its cash dividend policy and paid a first interim dividend of €0.09 per share.

BBVA ended the first half of 2010 with net attributable profit of €2.53 billion
(down 9.7%) after setting aside €250 million in the quarter for generic provisions against additional insolvency (the Group did not allocate any generic provisions for additional insolvencies in the first half of last year). These results reflect excellent revenue growth, the strength of operating income and a solid business model that is focused on long-term customer relationships. The bank’s net attributable profit in the second quarter was €1.29 billion, an increase of 3.8% compared to the first quarter of 2010. This demonstrates BBVA’s resiliency and capacity to generate positive and recurrent earnings despite the crisis.

There were four significant factors behind BBVA’s second quarter earnings:
First, there was a recognizable recovery in business activity. Lending increased
4% and funding was up 2%. Second, the quality and recurrent nature of earnings resulted in record gross income. Third, the improved risk outlook was confirmed.
The Group’s non-performing asset ratio improved to 4.2%, the first decline since
2006. Lastly, BBVA’s sound capital and liquidity management was confirmed by the excellent stress tests results performed by the CEBS (Committee of European
Banking Supervisors).

The BBVA Group continues to demonstrate its strength quarter-after-quarter in an environment dominated by factors such as the deterioration in sovereign risk, rating downgrades of various countries and financial entities, tighter capital markets, a drop in wholesale revenues, the deterioration of retail banking margins and the decline of global credit quality. This strength can be seen in all main management indicators (earnings, risk, capital adequacy and liquidity)
and across all business areas.

Business activity
The downward trend in business activity experienced since the beginning of the crisis in 2007 began to change during the second quarter as reflected by a recovery in lending, advances in practically all business areas and signs of recovery in revenue from consumer clients. In fact, products associated with customer loyalty and low risk (residential mortgages) and lending to public institutions and governments are all growing with widening margins.
At the end of June, total lending reached €349 billion (up 4%). This was the first positive year-over-year variation in four quarters.
At the same time, customer funds reached €509 billion (up 2%). In the second quarter alone, retail deposits increased €19.4 billion. Of this amount Spain &
Portugal accounted for €10.1 billion.

Recurrent earnings
Once again and in an economic context that is still complex, BBVA’s earnings demonstrated the strength of its operating income. Supporting this performance is the Group’s strong geographic, business and market diversification.
Gross income for the second quarter set a new quarterly record of €5.58 billion.
For the first half of 2010, gross income increased 4.8% to €10.9 billion. Net interest income (up 1.2%) and net fee income contributed to this positive performance. The most stable part of these revenues can be attributed to customer relationships, net trading income, dividends and equity-accounted income.
With regards to diversification, it is significant to note that 46% of the
Group’s gross income is derived from emerging markets with good growth prospects, whereas the remaining 54% is provided by developed economies.
Operating costs for the first half of 2010 were €4.38 billion, an increase of
7.1% year-over-year. The Group’s financial strength enabled it to keep its transformation plans on track and to boost its investment in various growth plans. The cost/income ratio (a measure of efficiency) stands at 40.3%, which is relatively unchanged from first quarter levels and in line with 2009. As such, the bank maintains its benchmark status with regards to efficiency.

Operating income, management’s fundamental measure, grew 3.3% year-over-year in the first half of 2010 to €6.5 billion, confirming the Group’s operational strength.

Improvement in risk indicators
The third key factor contributing to the Group’s results was the confirmation of a positive outlook for risk, which was noted at the end of the first quarter.
Gross additions to non-performing asset (NPA) status declined once again (down
6.7% in the quarter) while average monthly recoveries in 2010 increased when compared to 2009. As a result, the Group’s NPA ratio recorded a change. It now stands at 4.2%, declining for the first time since 2006. This improvement was particularly noticeable in those markets that were most impacted during the crisis, including Mexico (3.8%), Spain (5.0%) and the United States (4.3%).

Coupled with the stabilization of risk premium, particularly in those franchises where it increased the most in recent quarters, the Group reinforced its traditional criteria of prudence regarding provisions. Impairment losses on financial assets during the first half of 2010 reached €2.42 billion (up 24.4%)
and include an additional contribution of €250M in the second quarter for generic provisions against insolvencies.
As a result, the amounts allocated for this purpose in the quarter accounted for
40% of operating income, increasing the coverage ratio for the second consecutive quarter by two percentage points to 61%.
The strength of BBVA’s financial performance allowed it to further solidify its strong capital position. During the second quarter, BBVA was again able to organically generated 20 basis points of capital. This helped offset the impact of increasing its interest in its Chinese partner, CNCB, from 10% to 15%.
At June 30, 2010, BBVA’s core capital ratio was 8.1% (similar to March 31,
2010). The Tier I ratio of 9.2% and the BIS ratio of 12.7% were impacted by 30 and 40 basis points, respectively, primarily due to the increased investment in
CNCB.
At the end of the first half of 2010, BBVA still holds latent capital gains of
€762M in its portfolio of relatively liquid equity holdings.

One of the soundest
BBVA’s financial strength and capital adequacy were also confirmed by the stress tests carried out by CEBS and published last Friday. BBVA achieved the position as one of Europe’s soundest banks despite not having incurred any external capital increase since the start of the crisis.

The results confirm that BBVA is one of the top three European banks with the least impact to capital adequacy ratios. This privileged position is due to
BBVA’s business model, which generates operating income and ensures dividend payments even in the most negative scenarios. This model allows for recurrent and sustainable profits and a superior return on assets.
Furthermore, S&P's confirmation of the Group’s rating on July 14 positions it as one of the top four banks worldwide in this respect.

BBVA also enjoys a solid position in terms of liquidity and funding. Despite the complex environment in recent months, the Group had access to capital markets, placing €7.6 billion in long-term issues. Additionally, BBVA generated €19.4 billion in retail deposits in the second quarter.
The group remains one of the most profitable banks in its peer group. It ended the first half of 2010 with a return on equity (ROE) of 17.9% and a return on total assets (ROA) of 0.99%.
The BBVA Group paid a first interim dividend of €0.09 per share (in cash)
against 2010 earnings on July 12.

Business Areas

Spain & Portugal’s performance was exceptionally positive in spite of a stagnant environment and the restructuring of an important part of the industry. The stability of BBVA’s retail strategies and its vision of long-term customer relationships are allowing it to gain market share in certain products key to customer loyalty. These include mortgages, checking and savings accounts, which grew 7.9% in the second quarter (up 2.4% in the first half).
In the first half, Spain & Portugal obtained net attributable profit of €1.19 billion (down 2.2%) with net interest income steady (up 0.6%), improved costs
(down 1.5%) and loan-loss provisions stable (down 0.6%). The unit reduced its
NPA ratio to 5% (below the industry’s average).
In Mexico, the macroeconomic scenario recovered progressively in the second quarter due to three highly positive factors. There were clear signs of a recovery in lending.  Important improvements were also seen in the NPA and coverage ratios, and in risk premium. Finally, there was a significant appreciation of the local currency against the euro. The bank gained market share in main categories and reduced its NPA ratio to 3.80%.
Net attributable profit for the first half was €798M, increasing 0.2%
year-over-year. The increase would have been 10.0% if the highly positive effect of the exchange rate was taken in to consideration
In South America, net attributable profit increased 12.9% to €453M for the first half of 2010 primarily as a result of the faster pace of business activity, defense of margins despite competitive pressures, cost containment below the level of regional inflation, and lower loan-loss provisions. Increased business activity did not negatively impact the unit’s asset quality. The NPA ratio
(2.7%) ended lower than the first quarter (2.8%) along with a superior coverage ratio (133% compared to 132% for the first quarter).
The United States achieved a net attributable profit of €144M (down 2.1%) in the first half with a highly positive contribution from Guaranty and growth from all income statement line items. During the second quarter, the development of the
U.S. franchise continued. As part of a branch rationalization, 31 Guaranty branches in Texas were consolidated into BBVA Compass. Furthermore, the unit continues to advance the development of a corporate model for Wholesale Banking
& Asset Management.
The U.S risk indicators stabilized as the NPA ratio declined to 4.3% and the coverage increased to 61.8%.

In Wholesale Banking & Asset Management profit for the first half increased
11.4% year-over-year to €532M. This was a result of excellent performance of recurrent income in Corporate & Investment Banking, a positive trend in business with customers in Global Markets, and to a larger contribution from CNCB. The positive impacts from these items more than offset a decline in lending as marketing efforts were concentrated on loyal customers with good credit standing. It should be noted that the increase in profit was achieved despite a lower contribution from market trading.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 07/28/2010	By:	Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorized representative